

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 10, 2016

Via E-Mail
Michael B. Polk
President and Chief Executive Officer
Newell Rubbermaid Inc.
Three Glenlake Parkway
Atlanta, GA 30328

> **Re: Newell Rubbermaid Inc.**
> **Registration Statement on Form S-4**
> **Filed January 14, 2016**
> **File No. 333-208989**

Dear Mr. Polk:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all board books and other materials prepared by Centerview, Goldman Sachs, Barclays and UBS that were shared with the Newell Rubbermaid and Jarden boards of directors and their representatives in conjunction with the merger.

Proxy Statement/Prospectus Cover Page/Letter to Stockholders

2. Please disclose the total number of Newell Rubbermaid shares that will be issued in connection with the transactions. See Item 501(b)(2) of Regulation S-K.

3. Please include disclosure describing the merger in clear, plain English stating simply that Newell will acquire Jarden through a merger and Jarden will cease to be a public company.

Questions and Answers, page 1

4. You currently repeat information in your Q&A and Summary sections. For purposes of eliminating redundancies, please view your Q&A and Summary as one section. When revising these sections, please consider disclosing procedural information about the proposals in Q&A (i.e., voting procedures and appraisal rights) and substantive information about the terms of the merger, including taxation in the Summary. Currently, we note disclosure on the following items in both sections:

- Details about the special meetings;
- What Jarden stockholders will receive in the transaction;
- Terms of the merger transactions; and
- Tax consequences of the transaction.

Q: What will Jarden stockholders receive in the first merger?, page 2

5. Please clarify here, if true, that there is no right to terminate the transaction if the share prices fall below a specified amount. We note your first risk factor on page 47.

Q: How does the Newell Rubbermaid board recommend that Newell Rubbermaid stockholders vote?, page 6

6. Please disclose whether all or some of the directors and executive officers may have interests in the transaction that are different from, or in addition to, those of the stockholders generally. Please also clarify that all but one board member voted on this transaction.

Q: How does the Jarden board recommend that Jarden stockholders vote?

7. We note that all board members who attended and participated in the December 13, 2015 meeting voted to approve the merger agreement and other matters. Please clarify whether all members of the board, except the recused member, voted.

Summary, page 16

The Merger Transactions and the Merger Agreement, page 21

8. Please revise your disclosure and clearly explain to us why you are completing the merger in two transactions instead of one.

<u>Opinion of Goldman Sachs, page 23</u>
<u>Opinion of Centerview, page 23</u>
<u>Opinion of Jarden's Financial Advisor, page 24</u>

9. Please quantify the aggregate value of compensation payable to each of Goldman Sachs, Centerview and Barclays, including disclosing the amount payable contingent upon the closing of the first merger.

<u>Interests of Certain Jarden Directors and Officers in the Merger Transactions, page 24</u>

10. Please quantify the benefits that Jarden directors and officers will receive as a result of their interests in the transaction. Please also discuss financial interests that Newell Rubbermaid directors and executive officers will have in the merger, if any. Please also quantify these amounts in your related risk factor on page 52.

<u>Selected Unaudited Pro Forma Condensed Combined Financial Data, page 38</u>

11. We note your pro forma presentation beginning on page 38. It appears the presentation you have provided is inconsistent with the form and content of the pro forma requirements of Rule 11-02(b) of Regulation S-X. In addition, the information provided in this section also appears to be redundant to information you include in your pro forma section beginning on page 170. Please consider removing your presentation which begins on page 38, so as not to place undue emphasis on summary pro forma data.

<u>Newell Brands is expected to incur substantial expenses related to the merger transactions and integration, page 56</u>

12. To the extent possible, please disclose the estimated expenses related to the transaction.

<u>Background of the Merger Transactions, page 71</u>

13. Please explain any consideration given by Newell Rubbermaid's and Jarden's boards regarding alternatives to the merger transactions, including transactions with other companies in the industry and whether Jarden and Newell Rubbermaid contacted any other companies. We note your disclosures on pages 73, 74 and 86 regarding Newell Rubbermaid's consideration of "other strategic alternatives", and disclosure regarding Jarden remaining a standalone company on page 90.

14. Please revise your disclosure throughout this section to include a materially complete description of the discussions and/or negotiations relating the merger consideration, particularly the structure of the consideration. For example, please elaborate on the following:

- Please explain why on October 16, 2015, Newell Rubbermaid determined ultimately to offer both cash and stock as opposed to paying the proposed consideration entirely in one form of consideration; and

- Discussions to have the equity and restricted stock awards paid in cash.

Jarden's Reasons for the Merger Transactions; Recommendation of the Jarden Board of Directors, page 89

15. Please elaborate on some of the conclusions listed for and against the recommendation. Please refer, without limitation, to the penultimate bullet point on page 90 and the second and fourth bullets on page 91.

Opinions of Newell Rubbermaid's Financial Advisors, page 92
Opinion of Jarden's Financial Advisor, page 107

16. We note that Goldman Sachs, Centerview and Barclays each performed comparable companies analyses for Newell Rubbermaid or Jarden, as well as transactions analyses. Please revise the disclosure in these sections to disclose whether any companies or transactions meeting the criteria were excluded from the analyses and the reasons for doing so.

17. Please explain the reasons for excluding Venezuelan operations in some of the analysis.

Newell Rubbermaid Unaudited Prospective Financial Information
Newell Rubbermaid Unaudited Financial Forecasts, page 123

18. We note your forecast presentation provides data which separately includes and excludes your Venezuelan operations. With regard to your presentation which excludes Venezuelan operations, please tell us whether or not your presentation includes a charge for deconsolidating your Venezuelan subsidiaries. To the extent your forecast data does not include the full impact of excluding Venezuela, please provide additional disclosure to the notes of the tabular presentation which explains and quantifies the amount of any deconsolidation charge that would be incurred in the event of a loss of control.

19. It is unclear to us why you have provided forecast data which appears to exclude continuing operations in Venezuela. Your data appears to contemplate the complete cessation of all activities in Venezuela. Please explain to us and disclose in your filing, the assumption used in your data modeling regarding the exclusion of Venezuela. If your presentation is intended to contemplate a deconsolidation event due to loss of control, please tell us whether or not you would continue operating in Venezuela on a monthly cash basis and why such amounts were not included in your forecast data.

<u>Quantification of Potential Payments to Jarden Executive Officers in Connection with the Merger Transactions, page 134</u>

20. We note disclosure in the last paragraph on page 136 that pursuant to the terms of the merger agreement, Jarden is permitted to grant additional equity awards to its employees, covering up to 700,000 shares of Jarden common stock, plus the amount of any forfeited shares returned to Jarden's equity plans and available for issuance prior to such closing date. Please update your related disclosure as necessary to reflect such additional awards and payments.

<u>Regulatory Approvals Required to Complete the Merger Transaction, page 142</u>

21. Please update the status of any regulatory approvals.

<u>Unaudited Pro Forma Condensed Combined Financial Statements</u>
<u>Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations</u>
<u>Note (A) Cost of Products Sold, page 184</u>

22. Please explain why your cost of goods sold presentation does not include the impact for the increased cost basis in the acquired inventories of Jarden. It appears you should modify your pro forma presentation to reflect the higher cost of sales related to purchase accounting.

<u>Note (B) Selling, General and Administrative Expense (SG&A), page 185</u>

23. We note the portion of your adjustment which removes the historical amortization of net accumulated other comprehensive losses associated with Jarden's pension plans.   It appears this adjustment is an extension of the notion of "directly attributable" as it appears unrelated to the merger transaction. Please revise your adjustment or otherwise explain why you believe it is consistent with the requirements of Rule 11-02(b)(6) of Regulation S-X.

<u>Note (D) Losses Related to Extinguishments of Debt, Transaction Advisory Costs and Other Items, page 186</u>

24. We note you have removed $57 million related to a prior Jarden refinancing during the year ended December 31, 2014. This adjustment appears inappropriate as it does not appear to be related to your merger transaction. Please revise your presentation or otherwise explain why this adjustment is directly attributable to the merger.

<u>Note (F) Income Tax Expense, page 187</u>

25. Please explain to us how your adjustment of the tax rate (33.4%) used in your calculations is factually supportable when applying the rate toward Jarden's historical

transactions. Your disclosure indicates the 37.5% rate used for Jarden adjustments was based on a U.S. tax rate. It is unclear how your blended rate is factually supportable, given the assumed U.S. source of Jarden's earnings.

26. It appears the tax adjustments you have presented include adjustments for the pension expense and losses related to the extinguishments of debt noted in our comments above. Please modify your pro forma tax adjustment accordingly.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet
Note (H) Cash and Cash Equivalents, page 188

27. We note your adjustment which includes Jarden's use of cash in October 2015 to acquire Jostens. It appears this portion of your adjustment is unrelated and not directly attributable to your merger transaction. Please revise your presentation accordingly.

Note (K) Property, Plant and Equipment, Net, page 190

28. Please explain why your pro forma does not include an adjustment to reflect the effects of purchase accounting relative to the acquired property, plant and equipment of Jarden. Similarly, we are unable to discern if your pro forma presentation includes the expected incremental depreciation expense that would have been incurred in your income statement, had the transaction been consummated at an earlier date. Please note the primary purpose of a pro forma presentation is to depict the impacts of business combination accounting.

Note (P) Debt, page 192

29. It appears your balance sheet adjustment includes the debt incurred by Jarden in October 2015, which appears unrelated and not directly attributable to your merger transaction. Please revise your pro forma adjustment accordingly.

Exhibit Index

30. We note disclosure on page 134 of your advisory services agreement with Mariposa Capital. Please file your agreement with Mariposa Capital with your next amendment and include such agreement in your exhibit index. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Exhibit 8.2

31. Please delete the following second sentence in the second to last paragraph: "This opinion has been prepared for you solely in connection with the Mergers and may not be relied upon by any other person without our prior written consent". See Staff Legal Bulletin No. 19 Section III.D.1.

Exhibits 99.1 and 99.2

32. Please ensure that the proxy card is marked "preliminary" until the time that you file a definitive proxy statement. See Rule 14a-6(e)(1).

Exhibit 99.5

33. We note the statement "Notwithstanding the foregoing, it is understood that our consent is being delivered solely in connection with the filing of the Registration Statement and that our Opinion Letter is not to be used, circulated, quoted or otherwise referred to for any purpose, nor is it to be filed with, included in or referred to, in whole or in part in any registration statement (including any subsequent amendments to the Registration Statement), proxy statement or any other document, except in accordance with our prior written consent". Please provide the basis for the consent not applying to amendments or confirm for us that a consent will be filed with each amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Stertzel, Staff Accountant at (202) 551-3723 or, in his absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and Construction

Cc: Via E-Mail
        Joel May, Esq.
        Michael R. Peterson, Esq.
        Bradford R. Turner, Esq.